45 First Avenue, Waltham, MA 02451
Phone: (781) 622-1117, Fax (781) 622-1027

October 7, 2009

Via EDGAR

Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Re:	GlenRose Instruments Inc.
Form 10-K for Fiscal Year Ended December 28, 2008
File No. 000-51645
Filed March 27, 2009

Dear Mr. O’Brien:

The purpose of this letter is to respond to your letter of October 1, 2009 with respect to the above-captioned filings. For ease of reference, our responses are keyed to your comments.

COMMENT No. 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16. Critical Accounting Policies, page 17

Considering your historical losses, negative free cash flows in the most recent periods and the recent economic events, we suggest that you include a critical accounting policy for property, plant and equipment, in future filings, to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of these asset balances. This disclosure should clarify whether or not an impairment test was actually performed on your long lived assets under SFAS 144 at December 28, 2008. Please disclose the results of those tests, to the extent they were performed and if no test was performed how you considered that one was not necessary under paragraph 8 of SFAS 144. Note for future periods, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management’s determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges.

RESPONSE TO COMMENT No. 1

We will revise our future disclosures to include a critical accounting policy for property, plant and equipment in order to provide an investor with sufficient information about management’s insights and assumptions with regard to the recoverability of our asset balances.

GlenRose Instruments Inc.

 Securities and Exchange Commission
October 7, 2009

For the year ended December 28, 2008 the company did not perform a formal impairment test on the long lived assets under SFAS 144 because, despite recent losses in our Analytical Laboratories segment, management did not believe that any circumstances existed that would indicate the carrying value was not recoverable. The company has property in Albuquerque, New Mexico with a book value of approximately $508,000. The company believes that fair value is well in excess of carrying value and has recently entered into a tentative agreement with a buyer to sell the property for approximately $2.0 million (it will be classified as property held for sale at September 27, 2009). The company has also property in Richmond, California with a book value of approximately $268,000 and has obtained recent guidance from realtors that the market value of that property is approximately $2.0 million. Finally, a substantial portion of the laboratory equipment at our Lionville Laboratory facility was purchased in 2008 in conjunction with the relocation and upgrade of the facility.

COMMENT No. 2

Goodwill, page 19

Please revise your policy note for goodwill to disclose the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. For example, your policy note should quantify the projected cash flows used in your analysis, the growth rate used in projecting cash flows, quantify the discount rate, include terminal value assumptions, and discuss how you assessed your reporting units under paragraph 30 and 31 of SFAS 142. Disclose, in future filings, how much goodwill is allocated to each segment as required in paragraph 45 of SFAS 142. To the extent a significant amount of goodwill has been allocated to your Analytical Laboratories segment, please provide us with your most recent SFAS 142 impairment analysis. Considering this segment’s substantial operating losses in the past three years and in the first half of 2009, it is unclear how you determined that any goodwill allocated to this segment would be recoverable. Given the current economic conditions and the impact it has had on your operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results to Operations.” Your policy should also discuss whether or not the current economic conditions, your decrease in sales and margins as well as historical losses and recent negative cash flows from operations, has triggered an interim impairment test under SFAS 142.

RESPONSE TO COMMENT No. 2

We will revise our future disclosures and will revise our policy note for goodwill to disclose the assumptions used, and provide information as to known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. We will also revise our future disclosures to include the amount of goodwill allocated to each segment as required in paragraph 45 of SFAS 142. At December 28, 2008 all of the remaining goodwill relates to the Environmental Services segment. The Analytical Laboratories goodwill was written off in prior years.

COMMENT No. 3

Your discussion of results of operations addresses multiple factors contributing to year over year changes in line items; however, your discussion should quantify each of the factors. For example, you disclose cost of sales increased due to increased direct labor at DOE sites, increased reimbursable travel costs and subcontract expenses. You also disclose that operating expenses decreased due to staff reductions and other cost controls. However, your disclosure does not quantify the impact. Please revise, future filings, to quantify each factor that contributes to year over year changes in income statement line items. Refer to FRR No. 36 – 501.04.

GlenRose Instruments Inc.

 Securities and Exchange Commission
October 7, 2009

RESPONSE TO COMMENT No. 3

We will revise our future disclosures, starting with our Form 10-Q for the period ended September 27, 2009, to comply with the above comment.

COMMENT No. 4

We note from your segment disclosures and discussion in MD&A that Environmental Services sales and profit have decreased while Analytical Laboratories sales and profit have increased during 2008 and the first two quarters of 2009. The reasons for these increases and decreases that you disclose are brief and don’t provide an overall picture of what is happening in each of your segments and how they have contributed and/or will contribute to operations in future periods. Please revise, future filings, to discuss in MD&A the reasons for the specific changes in these reportable segments and whether or not these are trends that you anticipate incurring in future results. This information will enhance a readers understanding of your reportable segments, their contribution to your operations and the impact they could have on future operations.

RESPONSE TO COMMENT No. 4

We will revise our future disclosures, starting with our Form 10-Q for the period ended September 27, 2009, to comply with the above comment.

COMMENT No. 5

Liquidity and Capital Resources, page 21

You discuss in your risk factor on page 13 the financial markets in 2008 and how your ability to access capital for repayment of debts and for future growth is limited. However, you do not provide similar discussion in your liquidity section. We further note a brief discussion in MD&A on page 16 that only discusses the economic slowdown but does not specifically discuss how the economic slowdown has impacted your operations. Please expand your MD&A discussion, in future filings, to clarify the specific impacts and risks of recent economic events to your business. Explain how the market for your products has been affected and the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations, your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity such as your current debt instruments. In your response to this letter, please provide a detailed description of proposed future disclosure.

RESPONSE TO COMMENT No. 5

We will revise our future MD&A discussion to clarify the specific impacts and risks of recent economic events to our business. We will also explain how the market for our products has been affected and the current and expected future impact on our operations, financial position and liquidity. We will also disclose detailed information on our operations, our customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information.

GlenRose Instruments Inc.

 Securities and Exchange Commission
October 7, 2009

Regarding our liquidity discussion, we propose to expand our disclosure as follows: “The company believes that its existing resources, including cash and cash equivalents and future cash flow from operations, are sufficient to meet the working capital requirements of its existing business for the foreseeable future, including the next 12 months. We believe that our cash and cash equivalents and our ability to control certain costs, including those related to general and administrative expenses will enable us to meet our anticipated cash expenditures through the end of 2010. The company’s long-term liabilities primarily include convertible debentures that bear interest of 4%, payable quarterly in cash and mature on July 25, 2013. The company believes that its existing resources, including cash and cash equivalents, future cash flow from operations, and potential future property sales in Albuquerque, New Mexico and Richmond California will be sufficient to meet those obligations. Our ability to continue to access capital, however, could be impacted by various factors including general market conditions and the continuing slowdown in the economy, interest rates, the perception of our potential future earnings and cash distributions, any unwillingness on the part of lenders to make loans to us and any deterioration in the financial position of lenders that might make them unable to meet their obligations to us.”

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In connection with responding to your comments, we further acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosures in the filing;
•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

Please call me at (781) 622-1117 if you have any questions or require additional information.

Sincerely,

GLENROSE INSTRUMENTS INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:           Melissa N. Rocha
Al Pavot

GlenRose Instruments Inc.